CUSIP NO: 15678U 128	Page 1 of 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CEREVEL THERAPEUTICS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

15678U 128
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323

Copy to:

DLA Piper LLP (US)
The Marbury Building
6225 Smith Ave
Baltimore, MD 21209-3600
(410) 580-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 15678U 128	Page 2 of 5

1.	NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 27,349,211(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 27,349,211(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,349,211(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%(1)
14.	TYPE OF REPORTING PERSON CO

(1)
Based on 148,007,072 shares of common stock, par value $0.0001 per share (the “Common Stock”), reported as outstanding in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the U.S. Securities and Exchange Commission on March 1, 2022. The change from shared voting power and shared dispositive power to sole voting power and sole dispositive power reflects the shares transferred by PF Equity Holdings 1 B.V. to its parent entity, Pfizer Inc., for no cash consideration (the “Transaction”).

CUSIP NO: 15678U 128	Page 3 of 5

Item. 1.        Security and Issuer
This Amendment No. 3 (this “Amendment No. 2”) to the statement on schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 6, 2020, as amended by Amendment No. 1 filed with the Commission on July 9, 2021 and Amendment No. 2 filed with the Commission on September 17, 2021 (as amended, the “Statement”), relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Cerevel Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 222 Jacobs Street, Suite 200, Cambridge, Massachusetts 02421. The Issuer’s shares of Common Stock are listed on The Nasdaq Capital Market under the ticker symbol “CERE”.
Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Statement.  Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background
As a result of the Transaction, Item 2 of the Statement is hereby amended by removing PF Equity Holdings 1 B.V., a Dutch private limited company (besloten vennootschap) as a Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration
The following amends the information set forth in Item 3 of the Statement by adding the following paragraph after the third paragraph of Item 3 (which was added pursuant to Amendment No. 2).
Effective as of March 31, 2022, PF Equity Holdings 1 B.V., a wholly-owned subsidiary of the Reporting Person, transferred its beneficial ownership of 27,349,211 shares of Common Stock of the Issuer (the “Shares”) to its parent entity, Pfizer, for no cash consideration. As discussed in further detail in Item 5 of the Statement, as amended by this Amendment No. 3, immediately following the completion of the transfer Pfizer holds sole voting and dispositive control over the Shares.

Item 4.	Purpose of Transaction
The following amends and restates the information set forth in the second paragraph of Item 4 of the Statement in its entirety.
Pfizer acquired the securities reported herein for investment purposes. In its capacity as a significant stockholder of the Issuer with the right to representation on the board of directors of the Issuer, the Reporting Person intends to take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Person will review and intends to continue to review its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of the Shares. The Reporting Person may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors. Except as otherwise set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer
The following amends and restates the information set forth in Item 5 of the Statement in its entirety.

CUSIP NO: 15678U 128	Page 4 of 5

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a)—(b)    As of the date of the Amendment No. 3, the Reporting Person holds 27,349,211 shares of Common Stock, representing approximately 18.5% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 148,007,072 shares of Common Stock issued and outstanding as of February 18, 2022 reported as outstanding in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the U.S. Securities and Exchange Commission on March 1, 2022.

As a result of the voting arrangements described under Item 6 of the Statement, the Reporting Person and BC Perception Holdings, LP (“BC Perception”) may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. Based on publicly available information as of the date of the Amendment No. 3, BC Perception owns 60,632,356 shares of Common Stock, or approximately 41.0% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by BC Perception.
The Reporting Person has sole dispositive power and sole voting power as to all the Shares.
(c) Except as reported in the Statement, as amended by this Amendment No. 3, neither the Reporting Person nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 7.	Materials to Be Filed as Exhibits
The following amends and restates the information set forth Item 7 of the Statement.

Exhibit 1	Subscription Agreement, by and between ARYA Sciences Acquisition Corp II and Pfizer Inc., dated July 29, 2020 (incorporated by reference to Exhibit 1 to the Reporting Person’s Statement filed with the Commission on July 9, 2021).
Exhibit 2
Amended and Restated Registration and Shareholder Rights Agreement, by and between Cerevel Therapeutics Holdings, Inc. and the stockholders party thereto, dated October 27, 2020 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2020).

Exhibit 3	Waiver, dated January 20, 2021, by and among Cerevel Therapeutics Holdings, Inc. and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on January 21, 2021).

CUSIP NO: 15678U 128	Page 5 of 5

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2022.
PFIZER INC.

By:    /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary